Exhibit 99.3

Alvotech Non-Financial Disclosures 2023

Non-financial disclosure

Business model

Alvotech was founded in 2013 to develop and manufacture biosimilars which have the potential to improve the life and health of millions of patients globally. Our goal is to become the leading global biosimilar company in the development and manufacture of cost-effective biologic medicines, increasing availability for all patients and lowering the cost of healthcare.

Biologics and biosimilars are manufactured using living cells. Alvotech develops its medicines in mammalian cells which have been specialized to produce a specific protein. The protein becomes the active ingredient in a biosimilar that is designed to match the effectiveness and safety of a particular reference biologic. Biologic medicines have proven especially effective in many therapeutic areas, such as oncology and immunology. Alvotech has launched two biosimilars and is developing an addition 9 biosimilar candidates.

Alvotech’s headquarters and manufacturing facilities are located in the University of Iceland’s Science Park in Reykjavik, Iceland. Alvotech has satellite offices in the U.S., Germany, India and Switzerland.

On average in 2023, Alvotech employed 1041 people, the majority with a master’s degree or doctorate. About 80% of the workforce is in Iceland and 20% abroad.

Due diligence process regarding non-financial disclosures

Rules governing Alvotech’s quality assurance and certification processes

Alvotech adheres to Good Manufacturing Practice (GMP) standards, similar to other pharmaceutical manufacturing companies that produce medications for human use. To ensure compliance with these standards, Alvotech has established a comprehensive quality assurance framework covering manufacturing, surveillance, and distribution activities. This framework is underpinned by an extensive array of documents, including numerous standard operating procedures (SOPs) relevant to the manufacturing and quality control operations, validation of equipment and instruments, maintenance of environmental systems and facilities, and meticulous document management, among others. These documents are foundational to the quality assurance system, and by extension, the quality of the pharmaceuticals produced. Additionally, pharmaceutical firms operating according to GMP must welcome regular evaluations by both local and international health regulatory bodies that oversee the pharmaceutical sector, including authorities from jurisdictions where the products are marketed.

Alvotech’s quality assurance mechanisms received initial certification in 2018, authorizing clinical trial medicine production, followed by a subsequent certification in September 2020 for the manufacture of commercial products. Beyond this, Alvotech has undergone audits by various pharmaceutical partners in light of its international marketing agreements for biosimilars and undergoes routine inspections by medical regulatory authorities in regions and countries where its biosimilars are marketed or pending market approval.

Alvotech’s principal divisions operate under an ISO 9001 certified quality management system, extending to several non-financial aspects such as environmental management, with the British Standards Institution (BSI) validating adherence to these standards. The company’s compliance officer is tasked with ensuring adherence to the business Code of Conduct, including conducting annual employee training on these topics. The Environmental, Health and Safety committee is dedicated to ensuring compliance with Icelandic law nr. 46/1980, while the executive management and board of directors oversee adherence to all relevant regulations, internal procedures, and ethical guidelines.

Alvotech has also evaluated its adherence to its policies, encompassing environmental, social, and governance considerations, in alignment with section 66.d of the Icelandic Financial Statement Act No. 3/2006. This evaluation sheds light on the company’s performance against various international norms and guidelines, offering a comprehensive insight into Alvotech’s operational practices. This analysis aids the management in directing efforts towards enhancing risk mitigation and minimizing negative environmental impacts. On July 31, 2023, the European Commission adopted the European Sustainability Reporting Standards (“ESRS”), the first set of corporate sustainability reporting standards under the EU Corporate Sustainability Reporting Directive (CSRD). The CSRD entered into force in January 2023 and went into effect on January 1, 2024. For the fiscal year 2024 and going forward, companies subject to CSRD are required to issue annual sustainability statement according to the ESRS.

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Alvotech Non-Financial Disclosures 2023

Data on Environmental, Social and Governance metrics

Our reporting framework is based on Nasdaq’s ESG Reporting Guide, which was first launched in 2017 and updated in 2019. The first version of the guide was specifically addressed to companies operating in markets such as the Nordic countries where investor expectations regarding Environmental, Social and Governance (ESG) performance are clearer and regulatory actions were taken early on. The advantage of the Nasdaq ESG framework is clarity and simplicity, while it also incorporates developments from other standards such as GRI, UN SDGs etc. We believe that this framework has provided transparency and represents a balanced approach to ESG reporting, but continue to evaluate our methodologies according to a changing regulatory environment , including the implementation of the EU Taxonomy regulation, which has taken effect in Luxembourg and Iceland and applies to 2023 reporting. Companies incorporated in Luxembourg are obligated to report EU Taxonomy information as part of their Non-Financial Reporting (NFR). This information can be included in the management report, as part of the Annual Report that also includes the financial statements, or in a separate report published, such as a sustainability report on the company website, no later than 6 months after the balance sheet date

Environment

We are committed to understanding and mitigating our impact on the natural environment. From our home-base and manufacturing hub in Reykjavik, Iceland, we can leverage the country’s abundant renewable natural resources, including clean water and renewable hydro- and geothermal energy that power a dedicated grid supplying local industry and homes. The use of renewable resources allows us to balance the growth of our operations and prosperity of our stakeholders, with the overarching objective of sustainability.

As a global company, we believe that our impact on the environment correlates strongly with our long-term success and value as an enterprise. We are committed to minimizing the impact we have on natural resources and climate change and recognize that this commitment starts with understanding our contribution through our energy use and CO2 emissions and continues with our dedication to mitigate the energy intensity and emissions intensity of our operations.

We focus on protecting the environment from any adverse impact from our operations. We reach these goals by reducing waste, using energy more efficiently, increasing reuse, recycling as much waste as possible and reducing the use of all raw materials and consumables. We also handle genetically modified cells, biological and chemical waste safely, to reduce the risk of contamination or environmental damage.

It has been demonstrated that monoclonal antibody production in single-use technology reduces overall environmental impact when compared to more traditional durable process technology. However, single-use technology does create a material waste stream from single-use plastics, which is not present in traditional stainless-steel processes. A key part of maturing our sustainability program is focused on understanding and mitigating the impact of single-use plastics on the natural environment.

Alvotech has appointed an Environmental, Health and Safety (EHS) committee with volunteers from its staff. The committee works closely with the company’s safety committee. Each committee focuses on improving processes that have an impact on the environment or employee safety. From an environmental perspective, particular emphasis is on sorting waste and reducing the use of raw materials while increasing awareness of how our operation and processes impact these metrics.

Staff is also encouraged to commute to work by bike, walking or on public transport. To further incentivize this behavior, Alvotech offers transportation grants and facilities for those that walk or bike to work.

Scope 1, 2 and 3 emissions

We can measure Scope 1 and Scope 2 emissions for our facilities in Iceland, including the main manufacturing facility, based on invoices or direct metering. For facilities outside of Iceland we rely on indirect measures, based on headcount, facility size and regional emission factors, to estimate this. We have also begun to track some Scope 3 emissions related to activity under our own control, such as business travel, but are not able at this point to quantify all the emissions that fall under Scope 3.

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Alvotech Non-Financial Disclosures 2023

Key environmental performance indicators

GHG Emissions and Emissions Intensity	Unit	2020	2021	2022	2023
Scope 1 & 2 emissions	tCO2eq.	218	219	235	229
Scope 1, 2 & 3 emissions	tCO2eq.	479	513	957	923
Scope 1 emissions	tCO2eq.	16	12	19	20
Scope 1 emissions from fuel use	tCO2eq.	2	12	12	15
Scope 1 emissions from refrigerants	tCO2eq.	14	0	6	5
Scope 2 emissions	tCO2eq.	202	206	217	209
Scope 2 emissions from electricity use	tCO2eq.	177	181	192	184
Scope 2 emissions from thermal energy use	tCO2eq.	25	25	25	25
Scope 3 emissions	tCO2eq.	261	294	721	555
Scope 3 emissions from flights	tCO2eq.	192	207	573	379
Scope 3 emissions from waste	tCO2eq.	69	85	145	174
Scope 3 emissions from fuel and energy use	tCO2eq.	0.5	3.2	3.2	3.9
Scope 1 & 2 emissions intensity per employee	tCO2eq./emp.	0.4	0.3	0.3	0.2
Scope 1, 2 & 3 emissions intensity per employee	tCO2eq./emp.	0.9	0.8	1.1	0.8
Nasdaq: E1,E2| GRI: 305-1,305-2,305-3,305-4
Energy Usage, Energy Intensity and Energy Mix	Unit	2020	2021	2022	2023
Total use of energy	MWh	8,438	8,190	11,326	12,505
Total use of electricity	MWh	4,663	4,776	5,758	6,184
Total use of thermal energy (heat)	MWh	3,768	3,369	5,386	6,266
Total use of fuel	MWh	7	45	46	55
Total use of energy per employee	MWh	16	13	13	12
Percentage of total energy from renewables	%	94%	93%	94%	95%
Nasdaq: E3,E4,E5| GRI: 302-1,302-2,302-3

Water Usage	Unit	2020	2021	2022	2023
Total water usage	m3	48,294	40,119	60,630	97,194
Nasdaq: E6| GRI: 303-5
Environmental Operations	Unit	2020	2021	2022	2023
Environmental policy in place	Yes/No	Yes	Yes	Yes	Yes
Total amount of non-hazardous waste	tons	97	116	190	235
Total amount of hazardous waste	tons	42	52	92	114
Nasdaq: E7| GRI: 103-2

Social factors

One of the most valuable assets for any company is undoubtedly the experience and knowledge obtained by its employees. Alvotech therefore focuses on employee satisfaction and a strong sense of company culture. Alvotech is committed to ensuring the health, safety and well-being of its staff and guests of the company.

Health and wellbeing

A strong emphasis on training is part of Alvotech’s focus on the staff’s health and well-being. We collect and disseminate monthly key indicators about our performance in this area. These include statistics on incidents, accidents, near-accidents, potentially dangerous situations, and risk assessments. We also monitor our impact on the environment and potentially our behaviors by collecting statistics about waste, effluents, water, and energy consumption.

By implementing a reporting system for accidents, near accidents and potentially dangerous events, Alvotech implements risk prevention measures and creates a safety culture among employees. Employees also receive information about the origin of these reports, by department. This creates a sense of duty by employees to show that their department is contributing to the safety culture. Since 2020 the frequency of injury events has slowly been rising, mainly due to increased awareness by employees of the importance of reporting such incidents to support a risk prevention culture.

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Alvotech Non-Financial Disclosures 2023

We have performed detailed risk assessment for each role at Alvotech, which includes a definition of the main sources of risks in regular tasks and preventive measures.

Because of the large number of foreign employees that have migrated to Iceland to work at Alvotech, the company also offers special assistance to ex-pats. This includes offering housing in apartments leased by the company for the first months in Iceland, to help employees better adapt to the new environment and integrate into society.

Other initiatives to improve the workplace environment include support for training and continuing education, a system for shift workers which enhances work-life balance, paid visits to psychiatrist and an online service, which offers counseling for work- and family related matters free of charge. Alvotech regularly offers instructional seminars about health and well-being, which have been very popular with employees. Staff is also offered semi-annual subsidies for sports activities, including health-club memberships or grants to cover the cost of sports-equipment.

Equality

Alvotech’s gender equality policy was approved and presented to employees in January 2021, with an associated action plan. The goal of this policy is to guarantee that all employees face the same opportunities regardless of gender, age, religion, nationality, race, disability, sexual orientation, or political views and to avoid any discrimination or harassment based on these or other issues unrelated to the quality of work. The policy is implemented to ensure that all employees are evaluated based on their own merit and that they can reach their potential based on skill and ability. The policy should also eliminate ingrained gender bias from the workplace. Furthermore, the policy should lead to more equal ratios of the genders for employees holding each type of position or within departments. Alvotech’s equality policy also states that an equality report should be issued each year and made available no later than April based on data for the previous year.

Equal pay certification

The first equal pay certification audit for Alvotech was conducted in January 2021, by ICert, a domestic accredited certification body which carries out audits and certification of management systems. In February 2021 Alvotech was awarded an equal pay certification and subsequently given permission to use the equal pay insignia by the Icelandic Equal Rights Administration and the Ministry of Welfare. A new equal pay certification audit was performed in January 2024 and in March 2024 our equal pay certification was renewed. In addition to employees in Iceland, we also implement the same equal pay and equal opportunities policy globally for all our staff.

Job satisfaction and well-being

In November 2021 Alvotech started performing periodic comprehensive surveys of employees with respect to job satisfaction and how employees view the company, measuring for example indicators of stress, undue work pressures or employee harassment. The results of employee surveys have been used to identify areas for improvement and implement policies to address issues highlighted by the survey results. The last job satisfaction survey was conducted in late 2022. A new job satisfaction survey is currently pending.

Anti-harassment policy

Alvotech enforces a strict policy with respect to bullying and harassment in the workplace. The policy states that any type of bullying, harassment or improper behavior is not condoned and defines a clear policy for dealing with such incidents. Employees responsible for responding to such incidents have been assigned and trained to accept complaints or conduct interviews with the parties involved. All managers are also trained in responding to such incidents.

Alvotech offers free consulting services from the occupational health service Vinnuvernd, where employees can meet with a specialist, discuss their experience, and get confidential advice on next steps. The purpose of this policy is to ensure that all reports about bullying, or harassment incidents are dealt with properly and promptly.

Human rights and child labor policies

We have implemented a comprehensive human rights and child labor policy which applies to all Alvotech employees. We expect to broaden the scope of these policies to our vendors as our manufacturing operations scale.

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Alvotech Non-Financial Disclosures 2023

Key social performance indicators

Social	Unit	2020	2021	2022	2023
Ratio of pay of men to women	%	[*]	120%	117%	115%
Growth of total headcount	%	7%	12%	40%	9%
Women in management (ratio to total headcount)%		27%	31%	31%	35%
Women in the company excluding management (ratio to total headcount)%		53%	49%	58%	51%
Ratio of temporary workers to total headcount	%	7%	5%	4%	4%
Existence of a sexual harassment and/or non-discrimination policy?	Y/N	Yes	Yes	Yes	Yes
Frequency of injury events relative to total workforce (TIR)	TIR	0.63	0.24	0.87	1.64
Existence of an occupational health and/or global health & safety policy?	Y/N	Yes	Yes	Yes	Yes
Does your company follow a child and/or forced labor policy?	Y/N	No	No	No	Yes
If yes, does the policy cover suppliers and vendors?	Y/N				No
Does your company follow a human rights policy?	Y/N	No	No	No	Yes
If yes, does the policy cover suppliers and vendors?	Y/N				No
Survey of employees regarding job satisfaction	0-10	7.0	7.2	7.0	[**]
Survey of employees regarding job commitment	0-10	8.7	8.6	8.6	[**]
Participation rate in job satisfaction and commitment survey	%	50%	78%	89%	[**]
Number of new hires		171	306	345	261
New hires as percentage of total workforce of the company at year end	%	29%	42%	35%	24%
Number of data privacy breaches		0	0	0	0

Nasdaq: S2,S3,S4,S5,S6,S7,S8,S9,S10|GRI: 405-1, 406,102-8,103-2,401-1,401-1b,403-9,405-1,405-2,418-1

[*] Data for this year not available [**] Survey will be conducted after publication of this disclosure report.

Governance

Human rights and business ethics

Alvotech conducts its business in a responsible and ethical fashion. Any type of corruption, bribery or violation of human rights is not condoned. To prevent such conduct from taking place the company has implemented a Code of Conduct which applies to the company’s entire business, including relationships with suppliers, partners, and contractors. The core principle is that Alvotech and its employees always act ethically and honestly in any given circumstance. The Code of Conduct addresses the companies Ethics and Anti-Corruption Policy as well as Whistleblower Policy. The Code of Conduct and a formal certification by the employee of compliance to the code is a part of on-boarding and training.

Data protection policy

Alvotech has implemented a data protection policy based on the EU General Data Protection Regulation which has also been transposed into Icelandic law, which applies to all employees, associates, contractors, participants in clinical studies and users of the company’s products. Alvotech follows all applicable standards and laws regarding personal privacy and data protection, including specific rules and regulations applying to clinical studies as well as any other rules which apply to our daily business.

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Alvotech Non-Financial Disclosures 2023

Key governance performance indicators

Corporate Governance	Unit	2020	2021	2022	2023
Percentage of total headcount covered by collective bargaining agreement	%	77%	76%	75%	75%
Does your company follow an Ethics and/or Anti-Corruption policy?	Y/N	Yes	Yes	Yes	Yes
If yes, what percentage of your workforce has certified its compliance?	%	[*]	84%	86%	86%
Does your company follow a Data Privacy policy?	Y/N	Yes	Yes	Yes	Yes
Has your company taken steps to comply with GDPR rules?	Y/N	Yes	Yes	Yes	Yes
Are your sustainability disclosures assured or validated by a third party?	Y/N	No	No	No	No
Does your company have a Whistleblower Policy in place?	Y/N	Yes	Yes	Yes	Yes
If yes, what percentage of your workforce has certified its compliance?	%	[*]	84%	86%	86%
Nasdaq: G4,G6,G7,G8|GRI: 102-16,102-41,102-56,103-2,418 9 [*] Data for this year not available

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